April 25, 2018

Gordon Scott Venters
Chief Executive Officer
The Movie Studio, Inc.
800 Silks Run, Suite 1330
Hallandale Beach, FL 33009

       Re: The Movie Studio, Inc.
           Amendment No. 3 to
           Offering Statement on Form 1-A
           Filed April 12, 2018
           File No. 024-10807

Dear Mr. Venters:

      We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 30, 2018 letter.

Form 1-A /A filed on April 12, 2018

General

1. We note your response to our prior comment 1 and reissue the comment. Please provide us a legal and factual analysis specifically addressing whether you properly suspended your Section 15(d) reporting obligation, regardless of your deregistration pursuant to
      Section 12(g). Your Form 15 filed on December 20, 2017 cites reliance on Rule 12h-3 to suspend your Section 15(d) reporting obligation. We note that Rule 12h-3(a) has requirements related to a registrant being current in its reporting, and the last periodic
 Gordon Scott Venters
FirstName LastNameGordon Scott Venters
The Movie Studio, Inc.
Comapany NameThe Movie Studio, Inc.
April 25, 2018
June 16, 2017 Page 2
Page 2
FirstName LastName
         report you filed was the 10-K for the fiscal year ended October 31, 2014. If applicable you may consider whether your Section 15(d) reporting obligation was automatically suspended by action of Section 15(d) of the Exchange Act which states in part that "[t]he duty to file under this subsection shall also be automatically suspended as to any fiscal year, other than the fiscal year within which such registration statement became effective, if, at the beginning of such fiscal year, the securities of each class, other than any class of asset-backed securities, to which the registration statement relates are held of record by less than 300 persons."
Subsidiary Statement of Financial Positions, page F-6

2. We note your response to our prior comment 5. Please clarify for us in further detail how this statement relates to The Movie Studio, Inc's Consolidated Balance Sheet. In your response you state that this is consolidated together with the parent company. Please further clarify this as the total assets per Subsidiary Statement of Financial Positions on page F-6 are $2,158,091 and this amount of total assets is greater than the amount of total assets per the Consolidated Balance Sheet of The Movie Studio Inc's on page F-3 of $1,011,756.
Accountant's Compilation and Review Report, page F-14

3. We note your response to our prior comment 7. However, it does not appear that you have addressed our comment. Accordingly we are re issuing our comment in its entirety.
         We note your auditor's compilation and review report on page F-13 related to your interim financial statements for the period ended January 31, 2018. In that regard, we note that auditors are required to comply with either the independence rules issued by the SEC or by the AICPA. Please have your auditor explain to us in detail how his compilation of your financial statements did not impair his independence. Please have your auditor tell us in detail which independence rules he complied with and how he determined he was in compliance.
Index to Consolidated Financial Statements
Consolidated Statements of Operations, page F-16

4. Please revise to provide consolidated statements of operations for the prior corresponding three month period ended January 31, 2017. Similarly, revise statements of cash flows for the same prior corresponding period on page F-17. Refer to Form 1-A Part
         F/S (b)(4).
 Gordon Scott Venters
The Movie Studio, Inc.
April 25, 2018
Page 3

       You may contact Aamira Chaudhry at 202-551-3389 or Andrew Mew at 202-551-3377 if
you have questions regarding comments on the financial statements and related matters. Please contact John Stickel at 202-551-3324 or John Dana Brown at 202-551-3859 with any other questions.

FirstName LastNameGordon Scott Venters
Comapany NameThe Movie Studio, Inc.
                                                         Division of
Corporation Finance
June 16, 2017 Page 3                                     Office of
Transportation and Leisure
FirstName LastName